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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. )*

SUMMUS, INC. (USA) (Name of Issuer)
COMMON STOCK (Title of Class of Securities)
866366107 (CUSIP Number)

Eric Roth, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Chrysler Center
666 Third Avenue
New York, New York 10017
(212) 935-3000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
May 3, 2004 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 866366107                                                 13D

1.	NAMES OF REPORTING PERSONS JDS Capital, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-4189233

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES		7.	SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH		8.	SHARED VOTING POWER 21,964,500
REPORTING
PERSON WITH		9.	SOLE DISPOSITIVE POWER

		10.	SHARED DISPOSITIVE POWER 21,964,500

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,964,500

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.44%

14.	TYPE OF REPORTING PERSON PN

CUSIP NO. 866366107                                                 13D

1.	NAMES OF REPORTING PERSONS JDS Capital Management, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3918633

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES		7.	SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH		8.	SHARED VOTING POWER 21,964,500
REPORTING
PERSON WITH		9.	SOLE DISPOSITIVE POWER

		10.	SHARED DISPOSITIVE POWER 21,964,500

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,964,500

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.44%

14.	TYPE OF REPORTING PERSON OO

CUSIP NO. 866366107                                                 13D

1.	NAMES OF REPORTING PERSONS Joseph D. Samberg I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES		7.	SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH		8.	SHARED VOTING POWER 21,964,500
REPORTING
PERSON WITH		9.	SOLE DISPOSITIVE POWER

		10.	SHARED DISPOSITIVE POWER 21,964,500

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,964,500

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.44%

14.	TYPE OF REPORTING PERSON IN

*See Item 1 and Item 5 below.

Item 1.    Security and Issuer

        This statement on Schedule 13D relates to the common stock, par value $.001 per share (the "Common Stock"), of Summus, Inc. (USA), a Florida corporation (the "Issuer"). The address of the Issuer's principal executive offices is 434 Fayetteville Street, Suite 600, Raleigh, NC 27601.

Item 2.    Identity and Background

        This statement is being filed jointly by JDS Capital, L.P. ("JDS"), JDS Capital Management, LLC ("JDSCM") and Joseph D. Samberg (collectively, the "Reporting Persons"). JDS is a Delaware limited partnership principally engaged in investing in securities. JDSCM is a Delaware limited liability company principally engaged in serving as the general partner of JDS. Joseph D. Samberg is a citizen of the United States and the managing member of JDSCM. The address of the principal business office of each of JDS, JDSCM and Joseph D. Samberg is 780 Third Avenue, 45th Floor, New York, NY 10017.

        During the last five years, neither the Reporting Persons nor any executive officer or director of the Reporting Persons have (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

        As more fully described in Item 4 hereof, JDS entered into the Purchase Agreement (as such term is defined in Item 4) with respect to the transactions contemplated thereby. The funds for the purchase of the Common Stock and the issuance of the Note (as such term is defined in Item 4) to be held by JDS were obtained from the contributions of JDS's limited partners.

        Copies of the Purchase Agreement, the Note, the Registration Rights Agreement (as such term is defined in Item 4) and the Escrow Agreement (as such term is defined in Item 4) are filed herewith as Exhibits 1, 2, 3 and 4, respectively, and incorporated herein by reference, and the descriptions herein of the Purchase Agreement, the Note, the Registration Rights Agreement and the Escrow Agreement are qualified in their entirety by reference to the Purchase Agreement, the Note, the Registration Rights Agreement and the Escrow Agreement.

Item 4.    Purpose of Transaction

        JDS acquired the shares of Common Stock pursuant to the terms of the Purchase Agreement. JDS considers the shares of Common Stock that it beneficially owns as an investment made in the ordinary course of its business. JDS intends to review on a continuing basis its investment in the Issuer, including the Issuer's business, financial condition and operating results and general market and industry conditions and, based upon such review, may acquire additional shares of Common Stock or dispose of shares of Common Stock in the open market, in privately negotiated transactions or in any other lawful manner.

        On May 3, 2004, the Issuer entered into a subscription agreement (the "Purchase Agreement"), with JDS, pursuant to which the Issuer sold to JDS: (i) 5,357,250 shares of Common Stock; and (ii) a $750,000 promissory note (the "Note") that is convertible into 5,357,250 shares of Common Stock (which amount is subject to increase to 10,714,500 shares pursuant to the terms of the Escrow Agreement if the funds in the escrow account are released to the Issuer). The Note is convertible at the option of JDS; provided, however, that the Note shall mature and become due and payable on

May 3, 2007, after which the Issuer shall have the right to repay the Note or require conversion by JDS of any unconverted portion thereof.

        Fifty percent (50%) of the $750,000 funded by JDS pursuant to the Purchase Agreement has been delivered to the Issuer. The remaining fifty percent (50%) of the $750,000 funded by JDS pursuant to the Purchase Agreement has been placed in an escrow account pursuant to an escrow agreement among the Issuer, JDS and certain other parties (the "Escrow Agreement"). The Issuer will not have access to these funds until it has achieved certain financial milestones described in the Escrow Agreement. In the event that the Issuer achieves these milestones, the escrowed funds will be delivered to the Issuer upon the receipt by the escrow agent of a certificate from an officer of the Issuer stating that such financial milestones have been achieved, and the Note shall thereafter become convertible into 10,714,500 shares of Common Stock. If the Issuer does not achieve these milestones by March 31, 2005, or if a liquidation event occurs prior to such date, the escrowed funds, plus any interest earned in the escrow account, shall be released to JDS and the Note shall remain solely convertible into the 5,357,250 shares of Common Stock into which it is currently convertible.

        The shares of Common Stock and the Note issued to JDS have not been registered under the Securities Act of 1933, or any state securities laws. However, pursuant to the terms of a registration rights agreement among the Issuer, JDS and certain other parties (the "Registration Rights Agreement"), the Issuer has agreed to file a registration statement for the resale of the shares of Common Stock and the shares of Common Stock underlying the Note within sixty (60) days following the closing of the transactions contemplated by the Purchase Agreement.

        Copies of the Purchase Agreement, the Note, the Registration Rights Agreement and the Escrow Agreement are filed herewith as Exhibits 1, 2, 3 and 4, respectively, and incorporated herein by reference, and the descriptions herein of the Purchase Agreement, the Note, the Registration Rights Agreement and the Escrow Agreement are qualified in their entirety by reference to the Purchase Agreement, the Note, the Registration Rights Agreement and the Escrow Agreement.

        Except as described herein, the Reporting Persons currently have no plan or proposal which relates to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this report.

Item 5.    Interest in Securities of the Issuer

        (a) and (b)

        JDS, JDSCM (as the general partner of JDS) and Joseph D. Samberg (as the managing member of JDSCM) are deemed to beneficially own an aggregate of 21,964,500 shares of Common Stock (consisting of: (i) 5,357,250 shares of Common Stock acquired by JDS pursuant to the Purchase Agreement; (ii) 5,357,250 shares of Common Stock (which amount is subject to increase to 10,714,500 shares pursuant to the terms of the Escrow Agreement) that may be acquired by JDS upon conversion of the Note; (iii) 7,500,000 shares of Common Stock that may be acquired by JDS upon the conversion of 1,500 shares of Series D Convertible Preferred Stock of the Issuer (the "Preferred Stock") acquired by JDS on October 3, 2003; and (iv) 3,750,000 shares of Common Stock that may be acquired by JDS upon the exercise of a five-year warrant (the "Warrant") acquired by JDS on October 3, 2003), representing approximately 21.44% of the 85,841,891 shares of Common Stock reported as outstanding in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004, filed with the SEC on May 7, 2004 (assuming the issuance of 5,357,250 shares of Common Stock upon conversion of the Note, 7,500,000 shares of Common Stock upon conversion of the Preferred Stock and 3,750,000 shares of Common Stock upon exercise of the Warrant). JDS is the direct beneficial owner, and JDSCM (as the general partner of JDS) and Joseph D. Samberg (as the managing member of JDSCM) are deemed to be the indirect beneficial owners, of the 21,964,500 shares of Common Stock. JDSCM and Joseph D. Samberg disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by JDS (except for the indirect pecuniary interest of JDSCM and Joseph D. Samberg arising therein). JDS, JDSCM and Joseph D. Samberg have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

        (c)   Except as otherwise stated herein, none of the Reporting Persons has effected any transaction relating to the Common Stock during the past 60 days.

        (d)   Not applicable.

        (e)   Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Reference is made to the Purchase Agreement, the Note, the Registration Rights Agreement and the Escrow Agreement described in Items 3 and 4, which are filed herewith as Exhibits 1, 2, 3 and 4, respectively, and are incorporated herein by reference, and the descriptions herein of the Purchase Agreement, the Note, the Registration Rights Agreement and the Escrow Agreement are qualified in their entirety by reference to the Purchase Agreement, the Note, the Registration Rights Agreement and the Escrow Agreement.

        In connection with the transactions contemplated by the Purchase Agreement, the Issuer issued to JDS: (i) 5,357,250 shares of Common Stock; and (ii) the Note, which is convertible into 5,357,250 shares of Common Stock (which amount is subject to increase to 10,714,500 shares pursuant to the terms of the Escrow Agreement if the funds in the escrow account are released to the Issuer). The Note is convertible at the option of JDS; provided, however, that the Note shall mature and become due and payable on May 3, 2007, after which the Issuer shall have the right to repay the Note or require conversion by JDS of any unconverted portion thereof.

        Fifty percent (50%) of the $750,000 funded by JDS pursuant to the Purchase Agreement has been delivered to the Issuer. The remaining fifty percent (50%) of the $750,000 funded by JDS pursuant to the Purchase Agreement has been placed in an escrow account pursuant to the Escrow Agreement. The Issuer will not have access to these funds until it has achieved certain financial milestones described in the Escrow Agreement. In the event that the Issuer achieves these milestones, the escrowed funds will be delivered to the Issuer upon the receipt by the escrow agent of a certificate from an officer of the Issuer stating that such financial milestones have been achieved, and the Note shall thereafter become convertible into 10,714,500 shares of Common Stock. If the Issuer does not achieve these milestones by March 31, 2005, or if a liquidation event occurs prior to such date, the escrowed funds, plus any interest earned in the escrow account, shall be released to JDS and the Note shall remain solely convertible into the 5,357,250 shares of Common Stock into which it is currently convertible.

        The shares of Common Stock and the Note issued to JDS have not been registered under the Securities Act of 1933, or any state securities laws. However, pursuant to the terms of the Registration Rights Agreement, the Issuer has agreed to file a registration statement for the resale of the shares of Common Stock and the shares of Common Stock underlying the Note within sixty (60) days following the closing of the transactions contemplated by the Purchase Agreement.

        Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 hereof and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits

Exhibit 1	Form of Purchase Agreement (incorporated by reference to Exhibit 4.1 to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004, filed with the SEC on May 7, 2004).
Exhibit 2	Form of Note (incorporated by reference to Exhibit 4.2 to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004, filed with the SEC on May 7, 2004).
Exhibit 3	Form of Registration Rights Agreement (incorporated by reference to Exhibit 4.3 to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004, filed with the SEC on May 7, 2004).
Exhibit 4	Form of Escrow Agreement (incorporated by reference to Exhibit 4.4 to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004, filed with the SEC on May 7, 2004).

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 7, 2004	JDS CAPITAL L.P.
	By:	JDS Capital Management, LLC, its general partner
	By:	/s/ JOSEPH D. SAMBERG Name: Joseph D. Samberg Title: Managing Member
JDS CAPITAL MANAGEMENT, LLC
	By:	/s/ JOSEPH D. SAMBERG Name: Joseph D. Samberg Title: Managing Member
/s/ JOSEPH D. SAMBERG Joseph D. Samberg

INDEX TO EXHIBITS

Exhibit	Description
Exhibit 1	Form of Purchase Agreement (incorporated by reference to Exhibit 4.1 to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004, filed with the SEC on May 7, 2004).
Exhibit 2	Form of Note (incorporated by reference to Exhibit 4.2 to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004, filed with the SEC on May 7, 2004).
Exhibit 3
Form of Registration Rights Agreement (incorporated by reference to Exhibit 4.3 to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004, filed with the SEC on May 7, 2004).
Exhibit 4	Form of Escrow Agreement (incorporated by reference to Exhibit 4.4 to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004, filed with the SEC on May 7, 2004).

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  Item 1. Security and Issuer
  Item 2. Identity and Background
  Item 3. Source and Amount of Funds or Other Consideration
  Item 4. Purpose of Transaction
  Item 5. Interest in Securities of the Issuer
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
  Item 7. Material to be Filed as Exhibits
SIGNATURE
INDEX TO EXHIBITS